355 S. Grand Ave. Suite 1650 Los Angeles, CA 90071 (888)688-6769
Carsharing for Ridesharing	www.hyrecar.com

December 13, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	HyreCar Inc. Form 10-K for the Year Ended December 31, 2018 Filed March 28, 2019 File No. 001-38561

Ladies and Gentlemen:

Reference is made to your letter, dated November 21, 2019, to HyreCar Inc., a Delaware corporation (the “Company"), regarding comments from the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in connection with the Company’s Annual Report on Form 10-K filed with the Commission on March 28, 2019 and amended on April 30, 2019.

For your convenience, we have set forth your comment below with the Company’s response following thereafter.

Form 10-K for the Year Ended December 31, 2018

Notes to Financial Statements

Note 2 - Summary of Significant Accounting Policies

Insurance Reserve, page F-8

QUESTION:

As the insurance reserve relates to insurance deductibles or damages paid by the Company in conjunction with a revenue-generating activity, please tell us your consideration of classifying this expense as part of cost of revenue in your statements of operations. Refer to Item 5-03(b)(2) of Regulation S-X.

RESPONSE:

The Company respectfully advises the Staff that the insurance deductibles or damages the Company pays are not costs that aid in generating revenue, but rather are ancillary business costs negotiated at the discretion of the Company, and as such, are general and administrative in nature.

The Company carefully considered and evaluated the difference between direct insurance costs, which are periodic insurance premium payments that constitute the vast majority (approximately 85% for 2018) of our insurance costs and are included in cost of revenues, and the insurance deductible and damage payments, which are included in general and administrative expenses. We respectfully note that direct insurance costs are required to be paid in order to generate a sale. Specifically, the Company must pay direct insurance costs to comply with the California Public Utilities Commission’s or a local city’s rules and guidelines for ride-sharing companies, or transportation network companies (“TNCs”). The direct insurance costs resulting from TNC and city regulations allow owners to rent their vehicle to drivers via our Platform. Therefore, the direct insurance cost is a required cost that allows a driver to legally rent their vehicle through our Platform and aids directly in transacting a sale.

By contrast, the insurance deductibles or damages neither aid in the creation or generation of a sale nor impact the service we provide, and are not noted in our Terms of Service. These costs are operating decisions based on business relationships, and accordingly, are classified as general and administrative costs of doing business.

We regularly assess our Platform to ensure that our financial statements accurately reflect the nature of the fundamental marketplace sales transaction, but based on the nature of insurance deductible and damage costs being ancillary to the sales transaction, the classification of these costs as general and administrative expenses for the period in question is appropriate.

If you have any questions relating to any of the foregoing, please contact Richard Friedman of Sheppard, Mullin, Richter & Hampton LLP at (212) 653-8700.

Respectfully,

/s/ Scott Brogi

Chief Financial Officer

HyreCar Inc.